UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

RESUMPTION OF NEW SUBSCRIPTIONS

On June 24, 2025, SK Telecom Co., Ltd. (the “Company”) announced that it is resuming the marketing and processing of new subscriptions of mobile phone services, which the Company had temporarily suspended to focus on the replacement of universal subscriber identity module (“USIM”) cards for existing subscribers. The Company is resuming such business activities, as the replacement of USIM cards for most of the Company’s subscribers who had requested for such replacement has been completed and the Company has secured a sufficient inventory of USIM cards. For additional details, refer to the Form 6-K entitled “Temporary Suspension of New Subscriptions” furnished by the Company on May 2, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM Co., Ltd.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: June 24, 2025